

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via E-mail
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1800
Midland, Texas 79701

> **Re:** **Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-33249**

Dear Mr. Westcott:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Trends Affecting Our Business and Operations, page 45

1. Disclosure in your filing states that sustained periods of current low prices for oil and natural gas could materially and adversely affect the quantities of oil and natural gas reserves that you can economically produce. Please revise to provide additional disclosure addressing the risks resulting from the uncertainty associated with current commodity prices, including quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K. For additional guidance, refer to section III.B.3. of SEC Release No. 33-8350.

James Daniel Westcott
Legacy Reserves LP
June 23, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief